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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

  Siegel                Corey                      A.
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   (Last)               (First)                 (Middle)

  Millennium Chemicals Inc.
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                                    (Street)
  230 Half Mile Road

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   (City)               (State)                 (Zip)

  Red Bank                    NJ                   07701
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2. Issuer Name and Ticker or Trading Symbol

  Millennium Chemicals Inc. (MCH)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

  March 2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


          Vice President - Tax
      --------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock $0.01 par value/share                            V                                   1,998         I         401(k)(1)
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Common Stock $0.01 par value/share                                                                   57         I         401(k)
                                                                                                                          window (2)
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Common Stock $0.01 par value/share                                                                  608         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share    2/05/01        D               132         D      16.5                    I         (3)
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Common Stock $0.01 par value/share    2/23/01        A        V      424         A      18.0039                 I         (3)
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Common Stock $0.01 par value/share    3/30/01        A        V      3           A      16.499      427         I         (3)(3A)
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Common Stock $0.01 par value/share    2/26/01        S               68          D      17.06       117         D         (4)LTIP
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value/share                            V                                     145         I         (5)
------------------------------------------------------------------------------------------------------------------------------------

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===================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

                                                                               Common
Option              $19.00   12/6/96  A         4,000  A     12/6/99  12/6/06  Stock     4,000   -        4,000     D        (6)
------------------------------------------------------------------------------------------------------------------------------------
Option              $34.875  4/22/98  A         1,000  A     4/22/01  4/22/08  Common    1,000   -        1,000     D        (7)
                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Option              $19.625  12/9/99  A         1,000  A     12/9/02  12/9/09  Common    1,000   -        1,000     D        (8)
                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
1. Represents the value of the Reporting Person's Company Stock Fund Account in the Company's 401(k) plan as of March 31, 2001, expressed as share equivalents. As of such date, approximately 96.6% of the Company Stock Fund was invested in Company Common Stock.

2. Represents the number of shares of Company Common Stock in the Reporting Person's Individual Brokered Account with the Company's 401(k) plan as of March 31, 2001.

3. Represents shares acquired for the Reporting Person's account under the Company's Salary and Bonus Deferral Plan. The shares allocated to the Reporting Person's account on the specified transaction dates were acquired by the plan trustee at various times and prices, resulting in the average prices indicated in the "Price" column. On February 5, 2001, 375 shares vested under the Company's Salary and Bonus Deferral Plan, 132 of these shares were purchased by the Company to pay taxes; and, the balance was distributed to the Reporting Person.

3A.Reflects shares allocated to the Reporting Person's account under the Issuer's Salary and Bonus Deferral Plan as a result of dividends paid on shares held in such Plan.

4. On February 26, 2001, 185 shares vested and were distributed to the Reporting Person pursuant to the Company's Long Term Incentive Plan, and 68 shares were sold to pay withholding taxes.

5. Represents amounts allocated to, and the total holdings in, the Reporting Person's Company Stock Fund Account in the Company's Supplemental Savings and Investment Plan, as of March 31, 2001, expressed as share equivalents. Because the trustee and record keeper for this plan utilize unit accounting for the Company Stock Fund rather than share accounting, these amounts represent share equivalents allocated to the Reporting Person's account rather than shares of Common Stock.

6. Represents an option granted to the Reporting Person on December 6, 1996 under the Issuer's Long-Term Incentive Plan to purchase 4,000 shares of the Issuer's Common Stock at $19.00 per share.

7. Represents an option granted to the Reporting Person on April 22, 1998 under the Issuer's Long-Term Incentive Plan to purchase 1,000 shares of the Issuer's Common Stock at $34.875 per share.

8. Represents an option granted to the Reporting Person on December 9, 1999 under the Issuer's Long-Term Incentive Plan to purchase 1,000 shares of the Issuer's Common Stock at $19.625 per share.



---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.